                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                          Queen Sand Resources, Inc.
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                               (Name of Issuer)

                   Common Stock, par value $.0015 per share
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                        (Title of Class of Securities)

                                  747927 10 1
                             --------------------
                                (CUSIP Number)

                Julia Heintz Murray, General Counsel - Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                             Houston, Texas 77002
                                (713) 853-4794
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 2, 1998
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           (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 747927 10 1
-----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joint Energy Development Investments Limited Partnership
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
          N/A                                                   (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
          WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              14,009,600
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              14,009,600
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          14,009,600

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          33.12%
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      TYPE OF REPORTING PERSON
14
          PN
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

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 747927 10 1
-----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron Corp.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
          N/A                                                   (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
          WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Oregon
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                          SOLE VOTING POWER
                     7
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              14,009,600
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              14,009,600
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          14,009,600

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          33.12%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          CO
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

Item 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, par value $0.0015 per share (the "Common Stock"), of Queen Sand Resources, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3500 Oak Lawn, Suite 380, L.B. #31, Dallas, Texas 75219-4398.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 27, 1997, JEDI purchased 9,600,000 shares of the Issuer's Series A Participating Convertible Preferred Stock (the "Preferred Stock"), each of which is convertible at the option of the holder into one share of Common Stock (subject to antidilution adjustments), and warrants to purchase 409,839 shares of Common Stock (subject to antidilution adjustments) for consideration consisting of (i) $5,000,000 in cash and (ii) the execution and delivery of an Earn Up Agreement (the "Earn Up Agreement") pursuant to which JEDI could originally could have been required to pay to the Issuer up to an additional $9,400,000 in cash. As a result of the resolution of contingencies specified in the Earn Up Agreement, no additional amounts are payable pursuant to the Earn Up Agreement.

     In connection with the transactions described above, the Issuer granted to JEDI the right (the "Maintenance Right") to purchase shares of Common Stock (or securities convertible into or exercisable for Common Stock) sufficient to maintain its proportionate interest in the Issuer on the same terms as the Issuer proposes to issue such securities. Until December 31, 1998, in the event that JEDI elects not to exercise its Maintenance Right, the Issuer is required to issue to JEDI a one-year warrant to purchase the securities that the Maintenance Right would have entitled JEDI to purchase. The Maintenance Right terminates if JEDI owns beneficially less than 10% of the outstanding voting stock of the Issuer and in certain other circumstances. Pursuant to the Maintenance Right, JEDI has purchased a total of 2,634,952 shares of Common Stock of the Issuer for cash consideration totaling $7,057,126. The source of such funds was working capital of JEDI.

ITEM 4.  PURPOSE OF TRANSACTION.

     The transactions described in Item 3 above occurred as a result of negotiated transactions with the Issuer. The securities acquired by JEDI were acquired for investment purposes. JEDI intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to JEDI, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     JEDI beneficially owns (within the meaning of Rule 13d-3) and has the power to vote and dispose of 14,009,600 shares of Common Stock, representing approximately 33.12% of the shares of Common Stock outstanding. The shares beneficially owned consist of 9,600,000 shares issuable upon conversion of the Preferred Stock; 2,634,952 shares of outstanding Common Stock; and warrants to purchase 1,774,648 shares of Common Stock.

     On December 29, 1997, the Issuer and ECT entered into a Subordinated Revolving Credit Loan Agreement (the "Loan Agreement"). While no advances have been made under the Loan Agreement, any future advances made thereunder may be exchanged, in certain circumstances, after January 14, 1999, for Common Stock of the Issuer at discounts from the Average Closing Price (as defined) of the Common Stock up to 15%.

     Except as described herein, none of the Reporting Entities, nor, to their knowledge, ECMLP, ECC, ECT has effected any transactions in any shares of Common Stock during the past sixty days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                   SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 6, 1998                 JOINT ENERGY DEVELOPMENT
                                INVESTMENTS LIMITED PARTNERSHIP

                                By:    Enron Capital Management Limited
                                       Partnership, its general partner

                                By:    Enron Capital Corp., its general partner


                                By: /s/ Peggy B. Menchaca
                                    --------------------------------
                                Name:  Peggy B. Menchaca
                                Title: Vice President and Secretary


                                ENRON CORP.


                                By: /s/ Peggy B. Menchaca
                                   ---------------------------------
                                Name:  Peggy B. Menchaca
                                Title: Vice President and Secretary